DEERFIELD CAPITAL CORP.
6250 North River Road, 12th Floor
Rosemont, Illinois 60018
(773) 380-1600

March 10, 2011

Mr. David Lyon
Senior Financial Analyst
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth St., NW
Washington, D.C.  20549

Re:	Deerfield Capital Corp.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 23, 2010
File No. 1-32551

Dear Mr. Lyon:

Please find below the response of Deerfield Capital Corp. (the “Company” or “DFR”) to the comment set forth in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 25, 2011 relating to the referenced Form 10-K.

For convenience, we have reproduced below in italics the Staff’s comment and have provided the Company’s response immediately below.

Legal Proceedings

1.             We note your response to our prior comment.  In your Form 10-K for the fiscal year ended December 31, 2010, please provide a description of the charges brought against the company and Ms. Valkner, including a fulsome description of the factual basis alleged to underlie the Commission’s proceeding, with quantification.  In your response, provide a draft of your proposed disclosures.  We refer your attention to Rule 12b-20.

The Company will include the requested disclosure in its Form 10-K for the fiscal year ended December 31, 2010 as follows:

The Company reached a settlement with the Commission that resolves the previously-disclosed investigation by the Commission of certain mortgage securities transactions effected by Deerfield Capital Management LLC (“DCM”)

on behalf of DFR in 2005 and 2006, and the accounting for those transactions.  In connection with the settlement, on February 2, 2011, the Commission issued an order (the “Order”) directing the Company and the former Chief Financial Officer of DCM to cease and desist from future violations of certain reporting, books and records, and internal control provisions of the Securities Exchange Act of 1934 (the “Exchange Act”).  The Company and the former Chief Financial Officer of DCM consented to the entry of the Order without admitting or denying the Commission’s findings.  The Company agreed to pay approximately $1.3 million in disgorgement and prejudgment interest in connection with the settlement, which is consistent with the reserve the Company previously established and reported for this matter.  DCM has hired the former Chief Financial Officer of DCM as its Chief Administrative Officer.

In the Order, the Commission stated that in connection with three transactions involving securities issued by Real Estate Mortgage Investment Conduits (“REMICs”), one of which occurred in December 2005 and two in March 2006, the Company sold a REMIC while at the same time purchasing a new security, a “re-REMIC,” which had nearly the same stream of payments.  The Company recognized gains from the sales of the REMICs.  The Commission alleged that the Company’s recognition of these gains was improper and contrary to U.S. generally accepted accounting principles.  For the December 2005 transaction, the Company recognized $3.9 million of gain on the sale of the REMIC.  For the March 2006 transactions, the Company recognized gains of $3.6 million.  The Commission also stated that the recognition of the gain on the December 2005 transaction caused an excess payment of $977,000 in performance fees to DCM, which by virtue of its provision of investment management and administrative services to the Company, made the decision to account for the December 2005 transaction as a sale.

* * * *

The Company acknowledges that:

•                  It is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

If you have any questions or require any additional information with respect to the above, please contact me at (773) 380-1607.

Very truly yours,

/s/ Robert A. Contreras
Robert A. Contreras
Senior Vice President, General Counsel, and Secretary
Deerfield Capital Corp.

cc:	Gregory Dundas
Division of Corporation Finance
Securities and Exchange Commission